SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company
Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Hiring of a Market Maker

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that it has contracted BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., registered with CNPJ/MF under No. 43.815 158/0001-22 (“BTG Pactual” or “Market Maker”), a securities brokerage firm, to act as market maker for its common (CPLE3), preferred (CPLE6) and UNITs (CPLE11) shares ) within the scope of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), pursuant to CVM Resolution No. 133/2022, B3 Market Maker Regulation, B3 Operations Regulation and other applicable rules and regulations.

The Market Maker Services Agreement entered into between the Company and BTG Pactual has the objective of promoting the liquidity of common shares, preferred shares and UNITs issued by the Company and will be in force for a period of 12 (twelve) months from the date of your celebration. There was no execution of any contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company with the Market Maker.

Since 2018, market maker services have been provided by BTG Pactual. As of this date, under the new contract, BTG Pactual will continue to provide the same work.

COPEL has 130,785,518 (one hundred and thirty million, seven hundred and eighty-five thousand, five hundred and eighteen) common shares, 3,128,000 (three million, one hundred and twenty-eight thousand) preferred shares, class A, 804,235,786 (eight hundred and four million, two hundred and thirty-five thousand, seven hundred and eighty-six) preferred shares, class B, and 189,006,623i (one hundred and eighty-nine million, six thousand, six hundred and twenty-three) UNITs.

Curitiba, March 29, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

i Amounts split in the proportion of 1 (one) UNIT share = 1 (one) common share + 4 (four) Class B preferred shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 29, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.